Filed Pursuant to Rule 425 of the Securities Act of 1933
                                                       Filer: Dime Bancorp, Inc.
                                             Subject Company: Dime Bancorp, Inc.
                          Dime Bancorp, Inc. Exchange Act File Number: 001-13094


                               DIME BANCORP, INC.

Dear Shareholder:

Please accept our thanks for sending in your WHITE Proxy Card.

To avoid any possible dispute as to the validity of your proxy for the reason(s) indicated below, we are requesting that you sign, date and mail the enclosed additional WHITE Proxy Card with the correction indicated below in the self-addressed envelope provided for your convenience. This Proxy will automatically revoke any previously granted proxy when it is returned.

[_] YOUR PREVIOUS PROXY WAS UNSIGNED. (If signing as attorney, executor, administrator, personal representative of an estate, corporate officer, partner, trustee, custodian or guardian, please sign and give your full title as such.)

[_] YOUR PREVIOUS PROXY WAS UNDATED. (Please date, sign and return the enclosed WHITE Proxy Card in the enclosed envelope.)

[_] YOUR PREVIOUS PROXY OMITTED YOUR TITLE OR AUTHORITY. (If signing as attorney, executor, administrator, personal representative of an estate, corporate officer, partner, trustee, custodian or guardian, please sign and give your full title as such.)

[_] YOUR PREVIOUS PROXY, AS SIGNED, DID NOT CONFORM TO THE NAME SHOWN ON THE PROXY. (Please date and sign the enclosed WHITE proxy card exactly as the registration appears on the proxy, including your full title if signing other than in an individual capacity.) If the registration is in the name of a custodian for the benefit of a minor, the custodian must sign and indicate his/her capacity. If you are a beneficiary 18 years or older, you may sign as long as you indicate your age.

[_] YOUR PREVIOUS PROXY WAS NOT SIGNED BY ALL JOINT OWNERS. (If shares are registered in the name of more than one person, each such person should sign the enclosed WHITE Proxy Card. If a joint tenant is deceased, please indicate that you are the surviving joint owner.)

[_] YOUR PREVIOUS PROXY, AS MARKED, DID NOT CLEARLY SPECIFY YOUR INSTRUCTIONS. Please sign, date and clearly mark your proxy.

      OTHER____________________________________________________________________
      _________________________________________________________________________

Since time is of the essence, we would greatly appreciate your signing, dating and mailing the enclosed WHITE Proxy Card as soon as possible. Please mail it in the envelope provided for your convenience. If you have any questions, please call Innisfree M&A Incorporated, the firm assisting us, toll-free at 888-750-5834. Once again, we greatly appreciate your support.

Sincerely,


DIME BANCORP, INC.

         Investors are urged to read Dime and Hudson's proxy statement/prospectus, and any amendments or supplements when they become available, as well as any solicitation/recommendation statement that may be filed by Dime, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain a free copy of them at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such request to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone:
(212) 326-6170.